

Mail Stop 3561

November 7, 2008

Mr. Robert Baca
Chief Executive Officer
Sovereign Exploration Associates International, Inc.
503 Washington Avenue, Suite 2D
Newtown, PA 18940

> **Re: Sovereign Exploration Associates International, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 6, 2008**
> **File No. 333-29903**

Dear Mr. Baca:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed November 6, 2008

1. Your statement that the SEC informed you that your financial statements should not be relied upon is not accurate and should be removed from your amended filing.

2. Please <u>disclose the date</u> on which the board of directors, a committee of the board of directors or the officer or officers authorized to take such action if board action is not required concluded that the previously issued financial statements should no longer be relied upon, if that conclusion was reached, and specifically identify the financial statements and years or periods covered that should no longer be relied upon; including any previously issued quarterly reports. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

3. Please provide a more detailed description of the nature of the restatements. In this regard, your statement regarding the financial statements were not prepared using accounting principles suitable for a company transitioning from a business development company to an operating company is unclear. Furthermore, no discussion is included to describe and distinguish the correction of errors from the change in reporting status. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

4. Please revise to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or the special committee or authorized officer or officers, discussed the matters disclosed in this filing with your auditors. Your reference to "the Registrant" is unclear in this regard. Refer to Item 4.02(a)(3) of Form 8-K.

5. You state you have commenced preparation of restated financial statements for the year ended June 30, 2007. Please tell us when you intend to file the restated financial statements.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant at (202) 551-3339, or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202. Please contact me at (202) 551-3377 if you have any other questions.

Sincerely,

Andrew Mew
Branch Chief Accountant